Via EDGAR and Federal Express
June 3, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2011 File No. 333-173199
Ladies and Gentlemen:
     Set forth below are the responses of Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2011, with respect to the Partnership’s Registration Statement on Form S-1, File No. 333-173199, initially filed with the Commission on March 31, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

Amendment No. 1 to Registration Statement on Form S-1
General
1. We note your response to comments one, two and 14 in our letter dated April 29, 2011. We will need sufficient time to consider the impact of the missing information on your offering and your disclosure regarding your cash distributions.
     Response:
     We acknowledge the Staff’s comment. We have filed as exhibits to this Amendment No. 2 a substantial majority of the exhibits to the Registration Statement. In addition, we have filled in each of the blanks in the filing for which information is currently available.
     We will undertake to file with future amendments to the Registration Statement all other omitted exhibits. Further, we will undertake to provide in future amendments to the Registration Statement all information that we are not entitled to omit pursuant to Rule 430A, including an estimated price range. We will allow sufficient time for the Staff to review all new disclosure and newly filed exhibits and for us to respond to any comments that may result from the Staff’s review.
Executive Officer Compensation, page 115
2. We note your response to comment 22 in our letter dated April 29, 2011. Your disclosure indicates that your “general partner will manage [your] operations and activities on [your] behalf through its (emphasis added) officers and directors.” However, your response indicates that your executive officers will be employed by Oiltanking North America, LLC. Revise your disclosure to make that clear in the prospectus. We note that these individuals will spend approximately 75% of their time on your operations. We will complete our consideration of your responses to comments 22 and 25 in our letter dated April 29, 2011 after we have reviewed the Services Agreement which you have not yet filed as an exhibit.
     Response:
     We acknowledge the Staff’s comment. Our operations and activities will be managed by the directors and officers of our general partner, the latter of whom will be employed by Oiltanking North America, LLC. References to “our officers” and “our directors” refer to the officers and directors of our general partner. We have revised our disclosures on page 111 to clarify these matters accordingly.
     We have filed as Exhibit 10.4 to this Amendment No. 2 a form of the services agreement.
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, OTLP GP, LLC
By:	/s/ Kenneth F. Owen
Kenneth F. Owen
Chief Financial Officer

Enclosures

cc:	Alexandra Ledbetter, Securities and Exchange Commission
Carlin G. Conner, OTLP GP, LLC
David Palmer Oelman, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990